UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-35117

AEP INDUSTRIES INC.

(By BERRY GLOBAL FILMS, LLC as successor by merger to

AEP Industries Inc.)

(Exact name of registrant as specified in its charter)

c/o Berry Global Films, LLC

Berry Plastics Group, Inc.

101 Oakley Street

Evansville, Indiana 47710

(812) 424-2904

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value together with the associated

Series A Preferred Stock Purchase Rights
(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None.*

*AEP Industries Inc. merged with and into Berry Global Films, LLC (f/k/a Berry Plastics Acquisition Corporation XV, LLC) on January 20, 2017, at which time the separate corporate existence of AEP Industries Inc. ended.

Pursuant to the requirements of the Securities Exchange Act of 1934, Berry Global Films, LLC, as successor by merger to AEP Industries, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

BERRY GLOBAL FILMS, LLC
as successor by merger to AEP Industries Inc.

By:	/s/ Jason K. Greene
Name:	Jason K. Greene
Title:	Executive Vice President, General Counsel and Secretary

Date: January 31, 2017